[Cylink Letterhead]


      Contact:
                  Chris Chillingworth               Howard Kalt
                  Chief Financial Officer           Principal
                  Cylink Corporation                Kalt Rosen & Co.
                  408/855-6000                      415/397-2686

                          CYLINK CORP. SAYS 1st QUARTER
                REVENUES WILL BE APPROXIMATELY $7.0 - 7.4 MILLION

         SANTA CLARA, Calif., April 3, 2002--Cylink Corp. (NASDAQ: CYLK), a leading developer of e-business security solutions, said today that it expected revenues for the first quarter, which ended March 31st , to be approximately $7.0 - 7.4 million, subject to adjustments during final closing of the quarter. In the same quarter last year, the company reported revenues of $12.6 million, including revenue of approximately $1.4 million from divested subsidiaries. The Company ended the quarter with cash and cash equivalents in excess of $11 million, up from $9.6 million at December 31, 2001.

      About Cylink

      Cylink  Corporation   develops,   markets  and  supports  a  comprehensive
portfolio of hardware and software security products for mission-critical private networks and business communications over the Internet. Founded in 1983, the company's solutions offer competitive advantages to customers by lowering the cost of deploying and managing secure, reliable private networks, while enabling use of the Internet for trusted transactions with business partners and customers. Cylink and its wholly owned subsidiaries serve Fortune 500 companies, multinational financial institutions, and government agencies worldwide. For more information, visit the Company's web site at www.cylink.com.

         The statement in this announcement concerning estimated revenue results for the first quarter of 2002 is a forward looking statement, it involves certain risks and uncertainties, and actual results could be materially different. Among the factors that could cause actual revenue results to differ from the Company's expectations are accounting adjustments that may be made in the final quarterly accounts, and other risk factors listed from time to time in the company's SEC reports, including but not limited to the report on Form 10-K, Forms 10-Q, and the Annual Report to shareholders.

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